May 20, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: StandardAero, Inc.

Registration Statement on Form S-1

Filed May 19, 2025

(File No. 333-287398)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of StandardAero, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 5:00 p.m., Eastern Time, on May 21, 2025, or as soon as practicable thereafter, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, dealers, institutional investors, and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC
As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Arun Kumarathas
Name: Arun Kumarathas
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Usman S. Khan
Name: Usman S. Khan
Title: Managing Director

[Underwriters’ Acceleration Request]